Exhibit 99.2

FORM OF LETTER TO STOCKHOLDERS
SWK HOLDINGS CORPORATION

Subscription Rights to Purchase Shares of Common Stock

Offered Pursuant to Subscription Rights
Distributed to Stockholders of SWK Holdings Corporation

, 2014

Dear Stockholder:

This letter is being distributed by SWK Holdings Corporation (“SWK”) to all holders of record of shares of its common stock, $0.001 par value per share (the “Common Stock”), at 5:00 p.m., Eastern time, on , 2014 (the “Record Date”), in connection with a distribution in a rights offering (the “Rights Offering”) of non-transferable subscription rights (the “Rights”) to subscribe for and purchase shares of Common Stock. The Rights and Common Stock are described in the prospectus dated              , 2014 (a copy of which accompanies this letter) (the “Prospectus”).

In the Rights Offering, SWK is offering up to an aggregate of shares of Common Stock, as described in the Prospectus.

The Rights will expire, if not exercised prior to 5:00 p.m., Eastern time, on              , 2014, unless extended (the “Expiration Time”).

As described in the accompanying Prospectus, you will receive one Right for each share of Common Stock owned at 5:00 p.m., Eastern time, on the Record Date. Each Right will allow you to subscribe for share of Common Stock (the “Basic Subscription Right”) at the subscription price of $           per share (the “Subscription Price”), subject to the subscription limitation described below. For example, if you owned shares of Common Stock as of 5:00 p.m., Eastern time, on the Record Date, you would receive Rights and would have the right to purchase shares of Common Stock for the Subscription Price, subject to the subscription limitation described below.

In the event that you purchase all of the shares of common stock available to you pursuant to your Basic Subscription Right, you may also exercise an over-subscription privilege (the “Over-Subscription Privilege”) to purchase a portion of any shares of Common Stock that are not purchased by stockholders through the exercise of their Basic Subscription Rights (the “Unsubscribed Shares”), subject to the subscription limitation described below, and the availability and pro rata allocation of the Unsubscribed Shares among all persons exercising this Over-Subscription Privilege. To the extent the Unsubscribed Shares are not sufficient to satisfy all of the properly exercised Over-Subscription Privileges, then the Unsubscribed Shares will be prorated among those who properly exercised Over-Subscription Privilege based on the number of shares each person subscribed for under the Basic Subscription Right, subject to the subscription limitation described below. If this pro rata allocation results in any person receiving a greater number of Unsubscribed Shares than the person subscribed for pursuant to the exercise of the Over-Subscription Privilege, then such person will be allocated only that number of Unsubscribed Shares for which the person oversubscribed, subject to the subscription limitation described below, and the remaining Unsubscribed Shares will be allocated among all other persons exercising the Over-Subscription Privilege on the same pro rata basis described above. The proration process will be repeated until all Unsubscribed Shares have been allocated or all Over-Subscription Privileges have been fulfilled, whichever occurs earlier.

SWK will not issue shares of common stock pursuant to the exercise of Basic Subscription Rights or Over-Subscription Privileges to any stockholder whose beneficial ownership, in our sole opinion, would exceed 4.9% of total outstanding shares of common stock, upon completion of the offering. The foregoing restriction is referred to as the “subscription limitation.” Any subscription rights exercised for common stock that would cause the holder to exceed the subscription limitation will not be considered exercised or subscribed for by that holder. The portion of the subscription price paid by a holder for common stock not considered subscribed for will be returned to that holder, without interest or penalty, within 10 business days after completion of the rights offering.

We will require each rights holder exercising its Rights to represent to us in the rights certificate that, together with any of its affiliates or any other person with whom it is acting in concert or as a partnership, syndicate or other group for the purpose of acquiring, holding or disposing of our securities, it will not beneficially own more than 4.9% of our outstanding shares of Common Sock, calculated based on the approximately shares potentially outstanding after the consummation of the rights offering if all rights are exercised.

You will be required to submit payment in full for all the shares you wish to buy with your Over-Subscription Privilege. Because we will not know the total number of Unsubscribed Shares prior to the Expiration Date, if you wish to maximize the number of shares you may purchase pursuant to your Over-Subscription Privilege, you will need to deliver payment in an amount equal to the aggregate Subscription Price for the maximum number of shares of Common Stock available to you, assuming that no stockholder other than you has purchased any shares of Common Stock pursuant to the Basic Subscription Right and Over-Subscription Privilege.

SWK can provide no assurances that you will actually be entitled to purchase the number of shares of Common Stock issuable upon the exercise of your Over-Subscription Privilege in full at the expiration of the Rights Offering. SWK will not be able to satisfy your exercise of the Over-Subscription Privilege if all of our stockholders exercise their Basic Subscription Rights in full, and we will only honor an Over-Subscription Privilege to the extent sufficient shares of Common Stock are available following the exercise of subscription rights under the Basic Subscription Rights.

•	To the extent the aggregate Subscription Price of the maximum number of Unsubscribed Shares available to you pursuant to the Over-Subscription Privilege is less than the amount you actually paid in connection with the exercise of the Over-Subscription Privilege, you will be allocated only the number of Unsubscribed Shares available to you, subject to the subscription limitation, as soon as practicable after the Expiration Time, and your excess subscription payment received by the Subscription Agent will be returned, without interest, as soon as practicable.
•	To the extent the amount you actually paid in connection with the exercise of the Over-Subscription Privilege is less than the aggregate Subscription Price of the maximum number of Unsubscribed Shares available to you pursuant to the Over-Subscription Privilege; you will be allocated the number of Unsubscribed Shares for which you actually paid in connection with the Over-Subscription Privilege, subject to the subscription limitation. See “The Rights Offering — The Subscription Rights — Over-Subscription Privilege.”

The Rights will be evidenced by a non-transferable Rights certificate (the “Rights Certificate”), which will cease to have any value at the Expiration Time.

Enclosed are copies of the following documents:

(1)	Prospectus;
(2)	Subscription Rights Certificate;
(3)	Instructions as to the Use of the SWK Holdings Corporation Subscription Rights Certificates; and
(4)	A return envelope addressed to Computershare Inc. and Computershare Trust Company, N.A., the Subscription Agent.

 Your prompt action is requested. To exercise the Rights, you should deliver the properly completed and signed Rights Certificate and forward it, with payment of the Subscription Price in full for each share of Common Stock subscribed for pursuant to the Basic Subscription Right and the Over-Subscription Privilege, to the Subscription Agent, as indicated in the Prospectus. The Subscription Agent must receive the Rights Certificate with payment of the Subscription Price, including final clearance of any checks, prior to the Expiration Time. A Rights holder cannot revoke the exercise of its Rights. Rights not exercised prior to the Expiration Time will expire.

Additional copies of the enclosed materials may be obtained from our information agent, Georgeson Inc., toll-free in the United States and Canada at 1 (888) 658-5755, or outside the United States and Canada or if you are a bank or broker, (800) 223-2064. Any questions or requests for assistance concerning the Rights Offering should be directed to our information agent.

Very truly yours,

SWK Holdings Corporation